UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 16, 2023

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

•	This Appendix 3Y relates to changes in Xiaoqun Clever’s direct interest in ordinary shares in BHP Group Limited as a result of inadvertent participation in BHP’s dividend investment plan (DRP).

•

The DRP acquisitions occurred outside of closed periods under BHP’s Securities Dealing Policy and were not previously notified due to an oversight, which is being corrected through the release of this Appendix 3Y now that it has been identified by Xiaoqun Clever and BHP.

•

BHP has reviewed its processes for notification of directors’ interests and directors’ participation in the DRP and considers the late lodgement of the Appendix 3Y to be an inadvertent error. BHP believes that its current processes are adequate to ensure compliance with the requirements for director interest notifications and will ensure full and timely compliance with Listing Rule 3.19 going forward.

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	BHP Group Limited

ABN	49 004 028 077

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Xiaoqun Clever

Date of last notice	27 September 2021

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-
Date of change	11 October 2022

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

No. of securities held prior to change	8,000 ordinary shares in BHP Group Limited
Class	Ordinary shares
Number acquired	539 ordinary shares in BHP Group Limited
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	AUD$37.8561 per BHP Group Limited ordinary share
No. of securities held after change	8,539 ordinary shares in BHP Group Limited
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition by Xiaoqun Clever of ordinary shares in BHP Group Limited under the Dividend Reinvestment Plan as a result of the inadvertent participation in BHP’s Dividend Reinvestment Plan.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	-
Interest acquired	-

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

Interest disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	-
Interest after change	-

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a + closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

Part 4 – Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Stefanie Wilkinson Group Company Secretary
Contact details	Stefanie Wilkinson T + 61 3 9609 2153 T + 61 3 9609 3500

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 3

BHP Group Limited

BHP Group Limited ABN 49 004 028 077

Registered in Australia

Registered Office: Level 18, 171 Collins Street Melbourne Victoria 3000

Share code: BHG

ISIN: AU000000BHP4

16 February 2023

BHP GROUP PLC

Notification and public disclosure of transactions by

Persons Discharging Managerial Responsibilities

•	This notification relates to changes in Xiaoqun Clever’s direct interest in ordinary shares in BHP Group Limited as a result of inadvertent participation in BHP’s dividend investment plan (DRP).

•

The DRP acquisitions occurred outside of closed periods under BHP’s Securities Dealing Policy and were not previously notified due to an oversight, which is being corrected through the release of this notification now that it has been identified by Xiaoqun Clever and BHP.

•

BHP has reviewed its processes for notification of directors’ interests and directors’ participation in the DRP and considers the late lodgement of the notification to be an inadvertent error. BHP believes that its current processes are adequate to ensure compliance with the requirements for director interest notifications and will ensure full and timely compliance going forward.

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Xiaoqun Clever

2	Reason for the notification

a)	Position/status	PDMR (Non-executive Director)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Limited

b)	LEI	WZE1WSENV6JSZFK0JC28

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	BHP Group Limited ordinary shares ISIN: AU000000BHP4

b)	Nature of the transaction	The purchase of 539 ordinary shares in BHP Group Limited as a result of participation in BHP’s Dividend Reinvestment Plan.

c)	Price(s) and volume(s)	Price	Volume

		AUD$37.8561	539

d)	Aggregated information - Aggregated volume - Price	539 ordinary shares in BHP Group Limited AUD 37.8561

e)	Date of the transaction	2022-10-11

f)	Place of the transaction	AustralianSecurities Exchange (ASX)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: February 16, 2023	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary